                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         (Mark One)

            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 0-15392


                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                           ---------------------------
                            (Full title of the Plan)


                           REGENT COMMUNICATIONS, INC.
                         100 EAST RIVERCENTER BOULEVARD
                                    9TH FLOOR
                            COVINGTON, KENTUCKY 41011
           ----------------------------------------------------------
                 (Name of Issuer of the securities held pursuant
           to the Plan and address of its principal executive office)

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN


                                      INDEX

REQUIRED INFORMATION                                                      Page
                                                                         Number
                                                                         ------
Report of Independent Accountants...........................................3

Financial Statements:

         Statements of Net Assets Available for Benefits
                  as of December 31, 2000 and 1999..........................4

         Statement of Changes in Net Assets Available for Benefits
                  for the year ended December 31, 2000......................5

         Notes to Financial Statements......................................6

Additional Information: *

         Form 5500, Schedule H, Line 4(i) - Schedule of Assets
                  (held at end of year)....................................12

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Regent Communications, Inc. 401(K) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Regent Communications, Inc. 401(K) Profit Sharing Plan (Plan) as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
October 11, 2001



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


                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 2000 and 1999


                                                        2000            1999
                                                     ----------       --------
ASSETS:

  Cash                                               $       82
  Investments (See Note 3)                            1,129,157       $324,661

  Receivables:
    Participant contributions                            64,304          7,463
    Employer contributions                               67,140         11,538
                                                     ----------       --------
      Total receivables                                 131,444         19,001
                                                     ----------       --------

          Total assets                                1,260,683        343,662

LIABILITIES:

  Refund of excess contributions                         29,979          5,650
                                                     ----------       --------

          Total liabilities                              29,979          5,650
                                                     ----------       --------

Net assets available for benefits                    $1,230,704       $338,012
                                                     ==========       ========



   The accompanying notes are an integral part of these financial statements



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


                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 2000

                                                                   DECEMBER 31,
                                                                       2000
                                                                   -----------
Additions:
  Additions to net assets attributed to:
    Investment income:
      Net depreciation in fair value of investments (See Note 3)    $  (69,651)

    Contributions:
      Participant contributions                                        783,023
      Employer contributions                                            67,140
                                                                    ----------
        Total contributions                                            850,163

    Asset transfer from Faircom Plan (See Note 10)                     187,082
                                                                    ----------

      Total additions                                                  967,594

Deductions:

    Benefits paid to participants                                       44,923
    Refund of excess contributions (See Note 8)                         29,979
                                                                    ----------

      Total deductions                                                  74,902
                                                                    ----------

      Net increase                                                     892,692

Net assets available for benefits:
  Beginning of year                                                    338,012
                                                                    ----------

  End of year                                                       $1,230,704
                                                                    ==========


   The accompanying notes are an integral part of these financial statements

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN

The following description of the Regent Communications, Inc. 401(K) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

     a. General - The Plan is a defined contribution plan covering all employees of Regent Communications, Inc. (the "Company") who have at least one year of service with at least 1,000 hours of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

     b. Contributions - Eligible participants may elect to have between 1% and 15% of their pre-tax annual compensation, as defined in the Plan, contributed to the Plan, subject to IRS limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These amounts are included in participant contributions in the Statement of Changes in Net Assets Available for Benefits. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2000 the Plan offered various mutual funds as investment options for participants. Beginning with the fourth quarter of the 2000 Plan Year, the Company contributes 50 percent of the first six percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Regent Communications, Inc. common stock. The Company contribution of stock for the 2000 Plan Year will be made in 2001. The Company may, at its discretion, make additional contributions to the Plan.

     c. Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Participants may change their investment allocation elections daily and may change their percentage contributed on a quarterly basis.

     d. Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after four years of credited service. Prior to a Plan amendment in the year 2000, participants became 100% vested after six years of credited service.

     e. Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan fees and interest due shall be paid by the participant. All loans must be adequately secured, and participants may use their principal residence or up to one-half of their vested account balance in the Plan as security. The loans bear interest at rates similar to those offered by banks or other professional lenders in similar circumstances. Principal and interest is paid ratably through payroll deductions.




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

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


          Loans generally must be repaid within five years. Loans are not permitted to sole proprietors, 10% partners and 5% shareholders.

     f. Payment of Benefits - Distribution of a participant's vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000, will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. Forfeited amounts related to employees who were not fully vested at the time of termination may be used to reduce employer contributions to the Plan or may be allocated among eligible participants. Forfeitures during 2000 amounted to $880.

     g. Plan Administration and Expenses - Administrative expenses of the Plan are paid by the Company. The Company is the Plan Administrator, and the Plan's third-party administrator is the F. T. Jones Consulting Company, Inc, successor to the S.G. Donahue Company. Prior to October 1, 2000, the third-party Plan administrator was Paychex Retirement Services. The Plan custodian is the Circle Trust Company. Prior to December 1, 2000, the Plan custodian was Fidelity Management Trust Company.

     h. Investments - There are currently 13 investment funds available for the investment of future contributions made by eligible employees under the Plan:

          o    American Funds EuroPacific Growth Fund

          o    American Funds Fundamental Investors Fund

          o    AIM Value A Fund

          o    Evergreen Foundation A Fund

          o    Invesco Dynamics Fund

          o    Invesco Balanced Fund

          o    Janus Fund

          o    Janus Balanced Fund

          o    Morley Accumulation Fund

          o    Oppenheimer US Government Fund

          o    Putnam OTC Emerging Growth A Fund

          o    Vanguard 500 Index Fund

          o    Federated Cash Management Fund

          Prior to the change in Plan custodian on December 1, 2000, the following investment options were available:

          o    Fidelity Cash Management Fund

          o    Fidelity Advisor Growth Opportunity Fund Class T

          o    Fidelity Advisor Balanced Fund Class T

          o    Fidelity Advisor Overseas Fund Class T

          o    Fidelity Advisor Equity Income Fund Class T

          o    Fidelity Advisor Equity Growth Fund Class T

          o    Fidelity Advisor Intermediate Bond Fund Class T

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.        SUMMARY OF ACCOUNTING POLICIES

     a. Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

     b. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          The investments are subject to market risk. The degree of market risk for individual funds varies based upon the applicable underlying assets, among other things. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

     d.   Payment of Benefits - Benefits are recorded when paid.

     e. Contributions - Employee contributions are recorded in the period during which the Company makes the payroll deductions from the participants' compensation.

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


3.       INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                 DECEMBER 31,
                                                             2000           1999
                                                         ------------     --------
American Funds Fundamental Investors Fund; 2,023
  shares and 0 shares, respectively                        $ 63,034           --

Invesco Dynamics Fund; 3,592 shares and 0
  shares, respectively                                       85,379           --

Janus Fund; 3,327 shares and 0 shares,
  respectively                                              110,746           --

Janus Worldwide Fund; 1,928 shares and 0
  shares, respectively                                      109,633           --

Morley Accumulation Fund; 19,932 shares and
  0 shares, respectively                                    199,318           --

Oppenheimer US Government Fund; 9,237 shares
  and 0 shares, respectively                                 86,554           --

Vanguard Fund; 586 shares and 0 shares,
  respectively                                               71,413           --

Federated Automated Cash Management Fund; 168,962
  shares and 0 shares, respectively                         168,962           --

Fidelity Advisor Growth Opportunity Fund Class T;
  0 shares and 1,896 shares, respectively                        --      $88,490

Fidelity Advisor Balanced Fund Class T;
  0 shares and 2,595 shares, respectively                        --       47,350

Fidelity Advisor Overseas Fund Class T;
  0 shares and 743 shares, respectively                          --       17,644

Fidelity Advisor Equity Income Fund Class T;
  0 shares and 1,940 shares, respectively                        --       50,608

Fidelity Advisor Equity Growth Fund Class T;
  0 shares and 1,250 shares, respectively                        --       89,540

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $69,651.

4.       RELATED PARTY TRANSACTIONS

Prior to the change in Plan custodian, certain Plan investments were shares of mutual funds managed by Fidelity Investment Advisors, who also was custodian of the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

5.        PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.        TAX STATUS

The Plan is a discretionary profit sharing plan with a 401(k) option. The Plan is considered to be qualified under Section 401(a) provided all terms of the Plan are followed. Continued qualification of the Plan will depend on its effect in operation under its present form.

7.        PLAN AMENDMENTS

Plan amendments that were adopted, approved or became effective during the plan year:

     o Change the vesting schedule from six years of service to four years of service for full vesting

     o    Provide that the definition of "permanent employee" be amended.

     o    Reduction in the number of Plan trustees from three to two.

8.        DISCRIMINATION TEST

Contributions to the Plan for 2000 and 1999 exceeded limits contained in sections 401(k) and 401(m) of the Internal Revenue Code. As a result, $27,799 and $5,650 have been properly reflected in the financial statements as a refund of excess contributions to participants from the Plan for the years ended December 31, 2000 and 1999, respectively. The Company filed a Form 5330 with the IRS in May 2001 for failing to distribute corrective distributions related to the ACP non-discrimination test within the allotted time period.

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


9.        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1999:


                                                                        1999
                                                                      --------
Net assets available for benefits per the
  financial statements                                                $338,012

Participant contribution receivable                                     (7,463)

Employer contribution receivable                                       (11,538)

Refund of excess contributions payable to participants                   5,650
                                                                      --------

Net assets available for benefits per Form 5500                       $324,661
                                                                      ========

The following is a reconciliation of contributions received and distributions paid per the financial statements at December 31, 2000:

                                                                        2000
                                                                      --------
Contributions received per the financial statements                   $850,163

1999 Participant contribution received                                   7,463

1999 Employer contribution received                                     11,538
                                                                      --------

Contributions received per Form 5500                                  $869,164
                                                                      --------


Refund of excess contributions per financial statements               $ 29,979

1999 refunds paid to participants                                        5,650
                                                                      --------

Refund of excess contributions per Form 5500                          $ 35,629
                                                                      ========

10.        PLAN MERGER

Effective October 1, 2000, the Plan merged with the Faircom 401(k) Plan (the "Faircom Plan"). The Faircom Plan was acquired as a result of the merger between the Company and Faircom Inc. on June 15, 1998. Since that date the two Plans have been operating exclusive of one another and have since been merged into the Regent Communications, Inc. 401(k) Profit Sharing Plan, the surviving Plan.

On December 1, 2000, assets of the Faircom Plan, which totaled $187,082, were transferred from the Faircom Plan's custodian, Bank One, to the Plan's custodian, Circle Trust Company.

                           REGENT COMMUNICATIONS, INC.
                           401(K) PROFIT SHARING PLAN
                        FORM 5500, SCHEDULE H, LINE 4(I)
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000



                                                               NUMBER                               MARKET
NAME OF ISSUER AND TITLE OF ISSUE                             OF SHARES             COST             VALUE
---------------------------------                             ---------             ----            ------
American Funds EuroPacific Growth Fund                          1,133                **          $   35,527
American Funds Fundamental Investors Fund                       2,023                **              63,034
AIM Value A Fund                                                4,455                **              55,738
Evergreen Foundation A Fund                                       916                **              16,875
Invesco Dynamics Fund                                           3,592                **              85,379
Invesco Balanced Fund                                           2,732                **              46,064
Janus Fund                                                      3,327                **             110,746
Janus Worldwide Fund                                            1,928                **             109,633
Morley Accumulation Fund                                       19,932                **             199,318
Oppenheimer US Government Fund                                  9,237                **              86,554
Putnam OTC Emerging Growth A Fund                               4,115                **              57,276
Vanguard 500 Index Fund                                           586                **              71,413
Federated Automated Cash Management Fund                      168,962                **             168,962
Participant Loans (interest rates range from
  8.50% to 10.50%)                                                 --                **              22,638
                                                                                                 ----------
  Grand Total                                                                                    $1,129,157
                                                                                                 ==========



** This information is not required for participant directed accounts.




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


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           REGENT COMMUNICATIONS, INC. 401(K)
                                           PROFIT SHARING PLAN



Date: October 12, 2001                     By: /s/ Anthony A. Vasconcellos
                                              ---------------------------------
                                               Anthony A. Vasconcellos, Trustee




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